Exhibit 99.2

Acquisition Agreement of Cellular Dynamics International, Inc. of U.S.A.,

A Leading Company in iPS Cell Development and Manufacturing

Expanding Regenerative Medicine Business

March 30, 2015

FUJIFILM Holdings Corporation (President:: Shigehiro Nakajima) (“Fujifilm”) announced today that it has agreed with Cellular Dynamics International, Inc. (CEO: Robert J. Palay, Headquarters: Madison, Wisconsin U.S.A., NASDAQ: ICEL) ( “CDI” ), whereby Fujifilm will acquire CDI through a public tender offer. Fujifilm, through its subsidiary based in the U.S. A. aims to acquire all issued and outstanding shares of CDI’s common stock for $ 16.5 per share or approximately $ 307 million (on a fully diluted basis1).

Upon completion of the transaction, CDI will continue to run its operations in Madison, Wisconsin and Novato, California as a consolidated subsidiary of Fujifilm. The announced transaction is friendly and was unanimously approved by the Boards of Directors of both companies. The transaction is conditioned on regulatory approvals of the competition law and other customary conditions.

CDI is a bio-venture company. It was founded in 2004 and listed on NASDAQ in July 2013. CDI’s technology platform enables the production of high-quality fully functioning human cells, including induced pluripotent stem cells (iPSCs), on an industrial scale. CDI has many customers like large pharmaceutical companies and advanced research institutions. Customers use CDI’s products, among other purposes, for drug discovery and screening, to test the safety and efficacy of their small molecule and biological drug candidates, for stem cell banking, and in the research and development of cellular therapeutics. CDI’s proprietary iCell product catalogue encompasses 12 different iPSC based cell types, including iCell Cardomyocytes, iCell Hepatocytes, and iCell Neurons.

CDI is actively expanding its iPS cell supply businesses in the U.S.A. Recent developments include establishing iPS disease cell banks in conjunction with the California Institute for Regenerative Medicine(CIRM)2, establishing cGMP3-compliant iPS cell bank with HLA4 types which may reduce the likelihood of transplant immune rejection, and developing iPS cells for preclinical studies focused on dry age-related macular degeneration5 for a National Eye Institute6program.

[1]	Assuming all outstanding options and warrants are fully exercised.
[2]	CIRM was established in 2004 to research stem cell and regenerative medicine technologies for application in diagnosis and therapy of chronic disease and injury.
[3]	Good Manufacturing Practice is a set of standards for managing quality in the manufacture of pharmaceuticals. Originally produced by the World Health Organization (WHO), each country adapts it to its own needs. In the US, the Food and Drug Administration (FDA) has outlined what it calls cGMP (current GMP).
[4]	Human leukocyte antigen exists in nearly all cells and fluids, and plays a key role in determining tissue compatibility (key to the human immune system). Matching HLA types is key to hematopoietic stem cell transplants and organ transplants, as cells without matching HLA are considered foreign invaders by the immune system and attacked (resulting in immune rejection).
[5]	Age-related macular degeneration occurs when the macular area at the center of the retina, which senses light at the back of the eye, degenerates due to age. As the condition progresses, it can lead to blindness. The wet form of the condition occurs when fragile blood vessels descend from the bottom of the retina, while the dry form of the condition is due to other causes. The worldwide patient population is estimated at 30 million people. Current treatments for wet macular degeneration are photodynamic therapy, photocoagulation therapy, and anti-VEGF drugs, although none of these results in a complete cure. There are currently no effective treatments for the dry form of the disease. In Japan the wet form of the disease accounts for about 90% of cases, while in the U.S. the dry form accounts for about 90% of cases.
[6]	The NEI is a division of the US National Institute of Health devoted to researching and supporting treatments for eye diseases.

Tapping into technologies and know-how accumulated as a result of leading the field of photographic films, Fujifilm has developed highly-biocompatible recombinant peptides7 that can be shaped into a variety of forms for use as a cellular scaffold8 in regenerative medicine9in conjunction with CDI’s products. Fujifilm has been strengthening its presence in the regenerative medicine field over several years, including by acquiring a majority of shares of Japan Tissue Engineering Co., Ltd. (J-TEC) in December 2014. This acquisition of CDI will allow Fujifilm to gain entry into the area of iPS cell-based drug discovery support services. Fujifilm also plans to benefit from the combination of CDI’s iPS cell technology and experience and Fujifilm’s expertise in material science, engineering, and J-TEC’s quality management systems. The combination of these will help accelerate product development in regenerative medicine while contributing to grow regenerative medicine as commercial business.

Notes

1.	Transaction Details

(1)	The acquirer

Special Purpose Company of Fujifilm’s U.S. based subsidiary Fujifilm has established a wholly owned special purpose company under its U.S. based subsidiary (FUJIFILM Holdings America Corporation) in the state of Wisconsin.

After the completion of this transaction and of a top up option10 if needed, the SPC will be absorbed into CDI according to the laws of the state of Wisconsin, and CDI will become a consolidated subsidiary of Fujifilm.

(2)	The company to be acquired

Cellular Dynamics International, Inc.

(3)	The type of shares to be acquired

Ordinary shares

(4)	Purchase price

US 16.5 dollars

(5)	Funding for the acquisition

Approximately 307million dollars (estimate)

The amount includes the cost to purchase outstanding shares and to exercise options, warrants and other securities.

Fujifilm will finance the transaction from the cash on its balance sheet and the completion of the acquisition is not subject to any financing conditions.

(6)	Tender period

Tender period will commence no later than 5 business working days after the agreement date with CDI, March 30th, 2015. It will continue for 20 business working days. In accordance with the agreement, if the conditions are not met, the offer period may be extended.

[7]	Synthetic proteins modelled on human Type 1 collagen manufactured with yeast cells using genetic engineering techniques.
[8]	Cells attach to an extracellular material (also called extracellular matrix or scaffold), which provides a structure necessary for normal growth.
[9]	Regenerative medicine uses artificially-grown cells and tissues to regenerate damaged organs or tissues to restore functionality to affected areas. Regenerative medicine involves three key facets: 1) cells which differentiate and proliferate to become human tissue, 2) growth factor cytokines to induce cell differentiation and proliferation, and 3) a scaffold on which cells can grow and proliferate normally.
[10]	A right to directly acquire new shares from CDI until the stake reaches more than 90% of CDI’s outstanding ordinary shares on a fully diluted basis. Through this, Fujifilm intends to complete the acquisition through short form merger under the laws of Wisconsin and without resolution at a shareholders meeting.

(7)	Minimum number of shares of tender

SPC will purchase CDI shares only when the minimum number of shares as agreed on the agreement with CDI are reached.

(8)	Change in the percentage holding of CDI by Fujifilm after Tender Offer and exercise of top up option (if needed)

Before TOB                                 0%

After TOB, top up option (if needed) and short merger according to laws of the state of Wisconsin

Percentage of holdings             100%

2.	About CDI

(1)	Name in full	Cellular Dynamics International, Inc.

(2)	Established	2004

(3)	Headquarters	Madison, Wisconsin, U.S.A

(4)	Chairman and CEO	Robert Palay

(5)	Sales	16.7 Million US dollars (2014)

(6)	Employees	155 (December 31st 2014)

(7)	Offices	Madison, Wisconsin Novato, California

3.	Impact to Fujifilm financial results

Once the details are confirmed, Fujifilm will make an announcement on the impact to earnings for the FY 2016 March

4.	CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This announcement contains certain statements which constitute “forward-looking statements”. Many of these statements are based on the information and judgement of Fujifilm. There is a possibility that the future results of Fujifilm or CDI may differ greatly from such statements due to inherent uncertainties in the judgements and assumptions, as well as variables on future business operations and external factors. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.

Potential causes for the future results to be different from the forward-looking statements include but not limited to 1 The two parties not reaching the agreement (totally or partially) on the acquisition, 2. Not being able to obtain necessary approvals, 3. Not meeting the requirements and conditions necessary to close the transaction, 4. Any changes to applicable laws, accounting rules and other factors impacting business conditions, 5. Challenges in executing business strategies, 6. Financial instability or general economic and industry conditions, 7 Other risks related to closing this transaction.

5.	NOTE TO INVESTORS

The tender offer to purchase shares of CDI common stock referenced in this press release has not yet commenced, and this press release is meant to provide information and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of CDI common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to CDI stockholders. At or shortly after the time the tender offer is commenced, CDI will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of CDI are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available. Investors and security holders of CDI also will be able to obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC on the SEC’s website at http://www.sec.gov and Fujifilm’s website at http://www.fujifilmholdings.com/en/investors/index.html

For Enquiries on this announcement, please contact;

<Media>

FUJIFILM Holdings Corporation, Corporate Planning Division, Corporate Communications office: Tel: 03- 6271-2000

<Others>

FUJIFILM Holdings Corporation, Regenerative Medicine Department: TEL 03-6271-3030